NEWS RELEASE

New York - AG	May 14, 2024
Toronto - FR
Frankfurt - FMV

First Majestic Reminds Shareholders to Vote in Upcoming Annual General Meeting

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") reminds its shareholders about the Company's upcoming Annual General Meeting of Shareholders (the "2024 AGM") scheduled to take place on Thursday, May 23, 2024 at 10:00 a.m. (Pacific Time) at the Sutton Place Hotel located at 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6.

The Board of Directors of First Majestic unanimously recommends that shareholders vote FOR all the resolutions that have been put forward for the 2024 AGM.

The record date for notice and for voting at the 2024 AGM was March 28, 2024.  Only shareholders as of the record date will be entitled to vote at the meeting.  Shareholders as of the record date are encouraged to vote before the proxy voting deadline on Tuesday, May 21, 2024 at 10:00 a.m. (Pacific Time).

If you are a registered shareholder of the Company and are unable to attend the 2024 AGM, please read, sign and date the form of proxy for the meeting (the "Proxy") and deposit it with Computershare Investor Services Inc. ("Computershare") by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario  M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Pacific Time) on Tuesday, May 21, 2024, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy that they received from Computershare.

Non-registered shareholders may participate in the 2024 AGM (either themselves or through a proxyholder, or through intermediaries using the voting instruction form).  Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form that they received for further details and instructions.

EVERY VOTE COUNTS

Voting is quick and easy.  First Majestic has retained Kingsdale Advisors to provide shareholders with assistance in voting their shares, and they may be reached by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

To obtain current information about voting your First Majestic common shares, and for copies of the materials for the 2024 AGM, please visit www.firstmajesticagm.com, or scan the QR code below:

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"Signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments.  Forward-looking statements include, but are not limited to, statements with respect to: the time and place of the 2024 AGM; the process of voting at the 2024 AGM; and the use of the online and telephone platforms to cast votes.  Assumptions may prove to be incorrect and actual results may differ materially from those anticipated.  All statements other than statements of historical fact may be forward‐looking statements.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon.  These statements speak only as of the date hereof.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.